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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / Check this box if no                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB Number:       3235-0287
    longer subject to                                                                                   Expires: January 31, 2005
    Section 16.  Form 4 or    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    Form 5 obligations may       Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
    continue.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    Instruction 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director             10% Owner
    Green           Paul            C.          Abington Bancorp, Inc. (ABBK)                   ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for        ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity
                                                (voluntary)                2/10/03
               3 Barker Road
--------------------------------------------    ---------------------      ------------------ -------------------------------------
                  (Street)                                              5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original       (Check Applicable Line)
                                                                           (Month/Day/Year)   _X_Form filed by One Reporting Person
                                                                                              ___Form filed by More than One
    Acton          MA               01720                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock                                                                             29,484                D
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Common Stock     2/10/03                    P               100       A      $22.46      20,870                I           IRA
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Common Stock                                                                            84.4338(1)             I         Spouse,
                                                                                                                         cust for
                                                                                                                         son
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Common Stock                                                                            84.4338(2)             I         Spouse,
                                                                                                                         cust for
                                                                                                                         daughter
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Common Stock                                                                               (3)                 I         ESOP
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                            TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Stock Option
(right to buy)                                                                                                       *    11/16/09
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Stock Option
(right to buy)                                                                                                       *    7/13/10
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common           3,031             $7.13                                   D
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Common           1,939             $7.34                                   D
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Explanation of Responses:
*Currently exercisable
(1) Includes .4338 shares acquired under the Abington Bancorp, Inc. dividend reinvestment plan.
(2) Includes .4338 shares acquired under the Abington Bancorp, Inc. dividend reinvestment plan.
(3) Under the terms of an Amended and Restated Agreement and Plan of Merger dated as of
    April 10, 2002 (and amended and restated on May 23, 2002 as of April 10, 2002) (the "Agreement")
    by and among Abington Bancorp, Inc. ("Abington"), Abington Acquisition Corp. ("Acquisition Corp.")
    and Massachusetts Fincorp, Inc. ("Fincorp"), Acquisition Corp. merged into Fincorp (the "Merger")
    and each outstanding share of Fincorp common stock was converted into the right to receive either
    $30.00 in cash or 1.6175 shares of Abington common stock for each share of Fincorp common stock, subject to allocation and proration procedures set forth in the Agreement that are designed to ensure that 60% of the outstanding shares of Fincorp common stock are converted into the right to receive shares of Abington common stock and 40% are converted into the right to receive cash.
    In accordance with the Agreement, the ESOP election and allocation process has not yet taken place.
    Therefore, the number of shares of Abington common stock that Mr. Green will receive in the Merger, if any, is not known as of the date of this filing. Mr. Green currently owns 2,295.77 shares of
    Fincorp common stock in the ESOP.



      /s/ Paul C. Green                  February 10, 2003
    -----------------------------------  -----------------
      **Signature of Reporting Person       Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

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